Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated October 8, 2009

Relating to the Preliminary Prospectus Supplement dated October 5, 2009

Registration Statement No. 333-161593

Pricing Term Sheet

Lithia Motors, Inc.

4,000,000 Shares of Class A Common Stock

Issuer:	Lithia Motors, Inc.

Symbol:	New York Stock Exchange: LAD

Shares offered:	4,000,000 shares of Issuer Class A common stock

Common stock outstanding after

the offering:	21,437,420 shares of Issuer Class A common stock (22,037,420 shares if the over-allotment option is exercised in full)

Over-allotment option:	600,000 shares of Issuer Class A common stock

Last reported sale price of Issuer

Class A common stock on the

NYSE on October 8, 2009:	$10.88

Public offering price:	$10.00 per share ($40.0 million, excluding over-allotment option, and $46.0 million, if the over-allotment option is exercised in full)

Underwriting discount:	$0.525 per share ($2.1 million) excluding over-allotment option;

$0.525 per share ($2.4 million), if the over-allotment option is exercised in full

Net proceeds, before expenses:	$9.475 per share ($37.9 million, excluding over-allotment option, and $43.6 million, if the over-allotment option is exercised in full)

Capitalization:	The “Capitalization” section of the Preliminary Prospectus Supplement will be updated to reflect the following numbers (dollars in thousands):

As adjusted revolving credit facility	$ 30,500
As adjusted total long-term debt	$240,729
As adjusted total stockholders’ equity	$295,123

Pricing date:	October 8, 2009

Settlement date:	October 15, 2009

Sole book-running manager:	J.P. Morgan Securities Inc.

Co-manager:	Stephens Inc.

Changes from the Preliminary Prospectus Supplement:

In footnote 1 on page S-5, “3,720,494” is replaced with “3,524,693”.

In the first paragraph on page S-20 under the risk entitled “Our indebtedness and lease obligations could materially adversely affect our financial health, limit our ability to finance future acquisitions and capital expenditures and prevent us from fulfilling our financial obligations,” “$547 million” is replaced with “$576 million”.

In the first paragraph on page S-23 under the risk entitled “Future sales of our Class A common stock in the public market could adversely impact the market price of our Class A common stock,” “3,720,494” is replaced with “3,524,693”.

In the section “Legal Matters” on page S-42, the following sentence is added: As of October 8, 2009, lawyers of Roberts Kaplan LLP owned approximately 146,400 shares of our Class A common stock.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling toll-free 1-866-430-0686.

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